EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Three Months Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$316,418	$308,003	$238,226	$202,021	$282,865	$277,155	$111,933
Fixed Charges (as below)	126,797	123,721	110,547	118,365	151,874	155,160	38,658
Total Earnings	$443,215	$431,724	$348,773	$320,386	$434,739	$432,315	$150,591

FIXED CHARGES
Interest Expense	$116,677	$115,202	$99,135	$106,301	$129,106	$130,661	$31,823
Credit for Allowance for Borrowed Funds Used During Construction	5,620	5,319	8,100	8,764	17,668	19,399	5,560
Interest Rate Hedges	-	-	(188)	-	-	-	-
Estimated Interest Element in Lease Rentals	4,500	3,200	3,500	3,300	5,100	5,100	1,275
Total Fixed Charges	$126,797	$123,721	$110,547	$118,365	$151,874	$155,160	$38,658

Ratio of Earnings to Fixed Charges	3.49	3.48	3.15	2.70	2.86	2.78	3.89